July 2, 2019

Ira Robbins
Chief Executive Officer
Valley National Bancorp
1455 Valley Road
Wayne, New Jersey 07470

       Re: Valley National Bancorp
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed February 28, 2019
           File No. 001-11277

Dear Mr. Robbins:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Financial
Services